YUBO INTERNATIONAL BIOTECH LIMITED

Room 105, Building 5, 31 Xishiku Avenue

Xicheng District, Beijing, China

July 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh Lynn Dicker Conlon Danberg Christine Westbrook

Re:	Yubo International Biotech Limited Registration Statement on Form S-1 File No. 333-255805 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Yubo International Biotech Limited, a New York corporation (the “Company”), hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-255805) (as amended, the “Registration Statement”), so that such Registration Statement may become effective at 4:00 p.m., Eastern Time, on July 29, 2022, or as soon thereafter as practicable.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact our counsel, Barbara Jones of Greenberg Traurig, LLP at (310) 586-7773 or by email at jonesb@gtlaw.com. In addition, it would be greatly appreciated if you could please call Ms. Jones to notify her when the Registration Statement has been declared effective.

Sincerely,

Yubo International Biotech Limited

By:	/s/ Jun Wang
Jun Wang
Chief Executive Officer

cc:	Lina Liu, Chief Financial Officer, Yubo International Biotech Limited
Barbara A. Jones, Esq., Greenberg Traurig, LLP George Qi, Esq., Greenberg Traurig, LLP